The Annual Meeting of the Stockholders of the Fund was
 held on October 11, 2001. The following is a summary
of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	6,816,979				699,815
Michael Nugent		6,816,816				699,978
C. Oscar Morong, Jr.	6,816,815				699,979
Vincent R. McLean	6,816,979				699,815
Thomas P. Gerrity	6,816,816				699,978